Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31	June 30	September 30	September 30
	2012	2013	2013	2013
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	676,476	1,418,559	1,049,760	171,529
Restricted cash	150,462	116,171	417,724	68,256
Derivative contracts	—	4,050	5,310	868
Accounts receivable - net	956,969	1,163,606	1,018,858	166,480
Notes receivable	2,681	50	9,344	1,527
Inventories - net	838,727	686,570	793,100	129,592
Advance to suppliers, net	166,838	181,160	176,633	28,862
Other current assets - net	356,784	295,363	233,775	38,199
Deferred tax assets - net	150,297	136,205	—	—
Amount due from related parties - net	420,610	347,379	440,365	71,955
Total current assets	3,719,844	4,349,113	4,144,869	677,268
Non-current assets
Fixed assets – net	4,779,873	4,655,408	4,560,547	745,188
Intangible assets – net	335,047	275,390	273,889	44,753
Deferred tax assets - net	107,304	127,209	2,946	481
Long-term deferred expenses	25,200	17,415	13,491	2,204
Long-term prepayments	184,065	154,278	142,363	23,262
Total non-current assets	5,431,489	5,229,700	4,993,236	815,888
TOTAL ASSETS	9,151,333	9,578,813	9,138,105	1,493,156
LIABILITIES
Current liabilities
Derivative contracts	17,311	11,141	8,307	1,357
Short-term bank borrowings	1,162,372	1,063,858	1,057,333	172,767
Long-term bank borrowings, current portion	467,204	111,217	209,032	34,156
Accounts payable	1,061,723	1,139,431	941,668	153,867
Notes payable	314,517	422,275	493,140	80,578
Accrued expenses and other liabilities	400,537	413,730	383,625	62,684
Customer deposits	36,314	51,531	78,643	12,850
Unrecognized tax benefit	143,473	143,473	143,473	23,443
Amount due to related parties	72,045	121,158	238,262	38,932
Total current liabilities	3,675,496	3,477,814	3,553,483	580,634
Non-current liabilities
Long-term bank borrowings	2,285,106	2,632,126	2,520,680	411,876
Long-term notes	—	617,870	614,800	100,458
Convertible bonds	368,590	421,018	477,635	78,045
Long term payable	50,000	50,000	50,000	8,170
Deferred tax liabilities	24,798	24,504	24,356	3,980
Total non-current liabilities	2,728,494	3,745,518	3,687,471	602,529
TOTAL LIABILITIES	6,403,990	7,223,332	7,240,954	1,183,163
Redeemable ordinary shares	24	24	24	4
EQUITY
Shareholders’ equity
Ordinary shares	316	316	316	52
Additional paid-in capital	4,004,199	4,005,732	4,006,488	654,655
Statutory reserves	174,456	174,456	174,456	28,506
Accumulated deficits	(1,430,433)	(1,822,340)	(2,282,693)	(372,989)
Accumulated other comprehensive loss	(1,219)	(2,707)	(1,440)	(235)
Total shareholders’ equity	2,747,319	2,355,457	1,897,127	309,989
TOTAL EQUITY	2,747,343	2,355,481	1,897,151	309,993
TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	9,151,333	9,578,813	9,138,105	1,493,156
	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	September 30	June 30	September 30	September 30
	2012	2013	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Net revenues	966,129	1,182,799	1,135,080	185,471

Cost of revenues	(1,022,182)	(1,117,479)	(1,077,312)	(176,031)

Gross profit (loss)	(56,053)	65,320	57,768	9,440
Operating expenses
Selling expenses	(98,322)	(95,466)	(73,733)	(12,048)
General and administrative expenses	(73,807)	(69,422)	(91,132)	(14,891)
Research and development expenses	(23,001)	(22,573)	(25,597)	(4,183)

Total operating expenses	(195,130)	(187,461)	(190,462)	(31,122)

Operating loss	(251,183)	(122,141)	(132,694)	(21,682)
Interest expenses	(79,876)	(73,321)	(89,331)	(14,597)
Interest income	5,489	6,123	4,624	756
Exchange gain	25,783	36,709	27,114	4,431
Changes in fair value of derivative contracts	(7,667)	10,491	13,191	2,155
Changes in fair value of conversion feature of convertible bonds	1,219	(11,253)	(29,522)	(4,824)
Loss on extinguishment of debt	(29,054)	—	—	—
Other income	2,259	1,616	1,142	186
Other expenses	(4,880)	(11,148)	(810)	(132)

Net loss before income tax	(337,910)	(162,924)	(206,286)	(33,707)

Income tax expenses	15,776	(3,070)	(254,067)	(41,514)

Net loss	(322,134)	(165,994)	(460,353)	(75,221)

Net loss attributable to shareholders	(322,134)	(165,994)	(460,353)	(75,221)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(867)	(879)	1,267	207

Comprehensive loss atributable to ordinary shareholders	(323,001)	(166,873)	(459,086)	(75,014)

Net loss per share
Basic	(0.76)	(0.39)	(1.09)	(0.18)
Diluted	(0.76)	(0.39)	(1.09)	(0.18)

Shares used in computation
Basic	422,255,918	423,111,372	423,373,456	423,373,456
Diluted	422,255,918	423,111,372	423,373,456	423,373,456

Net loss per ADS
Basic	(3.81)	(1.96)	(5.44)	(0.89)
Diluted	(3.81)	(1.96)	(5.44)	(0.89)

ADSs used in computation
Basic	84,451,184	84,622,274	84,674,691	84,674,691
Diluted	84,451,184	84,622,274	84,674,691	84,674,691

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(322,134)	(165,994)	(460,353)	(75,221)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss (gain) from derivative contracts	10,911	3,266	(4,094)	(669)
Amortization of convertible bonds discount	22,454	19,171	27,095	4,427
Changes in fair value of conversion feature of convertible bonds	(1,229)	11,253	29,522	4,824
Loss on extinguishment of debt	29,054	—	—	—
Loss from disposal of fixed assets	2,986	7,394	506	83
Gain from disposal of intangible asset	—	(342)	—	—
Depreciation and amortization	92,769	108,209	110,651	18,080
Amortization of long-term deferred expenses	4,551	8,409	4,043	661
Provision for doubtful debt for other current assets	—	—	11,854	1,937
Reversal of doubtful debt for amount due from related parties	—	(7,980)	—	—
Write down of inventories	44,916	37,043	30,772	5,028
Stock compensation expense	2,197	1,093	756	124
Warranty provision / utilization	4,662	10,875	(14,085)	(2,301)
Warranty reversal	(6,688)	(2,918)	(5,410)	(884)
Deferred tax benefit (expense)	(15,242)	1,360	260,320	42,535
Changes in operating assets and liabilities
Restricted cash	(44,117)	(23,970)	(281,247)	(45,955)
Inventories	(116,995)	53,252	(137,302)	(22,435)
Accounts and notes receivable	(350,744)	(41,972)	133,651	21,838
Advance to suppliers and long-term prepayments	26,088	15,396	16,442	2,686
Long-term deferred expenses	—	(505)	—	—
Intangible assets	—	56,677	—	—
Other current assets	9,550	(23,719)	51,656	8,441
Amount due from related parties	(98,377)	79,399	(92,986)	(15,194)
Accounts and notes payable	364,254	333,477	(76,459)	(12,494)
Accrued expenses and other liabilities	33,838	56,458	(3,948)	(645)
Customer deposits	(17,414)	24,536	27,112	4,430
Amount due to related parties	2,640	(62,161)	55,624	9,089
Net cash provided by (used in) operating activities	(322,070)	497,707	(315,880)	(51,615)

Cash flows from investing activities
Acquisition of fixed assets	(80,052)	(60,505)	(65,234)	(10,659)
Disposal of fixed assets	—	2,497	—	—
Change of restricted cash	1,472	4,550	(5,520)	(902)

Net cash used in investing activities	(78,580)	(53,458)	(70,754)	(11,561)

Cash flows from financing activities
Payment for repurchase of convertible bonds	(99,440)	—	—	—
Change of restricted cash	417,670	64,898	(14,786)	(2,416)
Proceeds from short-term bank borrowings	968,467	374,417	643,764	105,190
Proceeds from long-term bank borrowings	6,457	617,970	—	—
Proceeds from the issuance of long-term notes		—	—	—
Payment of short term bank borrowings	(1,029,047)	(589,871)	(588,809)	(96,211)
Payment for long term bank borrowings	(38,896)	(484,715)	(13,631)	(2,227)
Arrangement fee and other related costs for long-term bank borrowings	(5,188)	(6,793)	(6,662)	(1,089)
Arrangement fee and other related costs for long-term notes	—	(3,721)	—	—
Arrangement fee and other related costs for short-term bank borrowings	(1,474)	(2,829)	(2,041)	(333)
Net cash provided by (used in) financing activities	218,549	(30,644)	17,835	2,914

Net increase (decrease) in cash and cash equivalents	(182,101)	413,605	(368,799)	(60,262)
Cash and cash equivalents at the beginning of period	1,799,836	1,004,954	1,418,559	231,791

Cash and cash equivalents at the end of period	1,617,735	1,418,559	1,049,760	171,529

Supplemental disclosure of cash flow information:
Interest paid	51,848	29,838	86,279	14,098
Income tax paid (refunded)	(10,331)	(18,728)	(43,545)	(7,115)
Realized gain (loss) from derivative contracts	3,243	13,757	22,854	3,734
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(30,023)	(16,710)	(67,149)	(10,972)

	For the three months ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013
	(RMB million)	(RMB million)	(RMB million)	(US$ milllion)
Non-GAAP net loss	(301.9)	(130.0)	(401.6)	(65.6)
Fair value changes of the conversion features of the Convertible bonds	1.2	(11.3)	(29.5)	(4.8)
Accretion of interest of the Convertible bonds	(21.4)	(24.7)	(29.3)	(4.8)

GAAP net loss	(322.1)	(166.0)	(460.4)	(75.2)

	For the three months ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2013
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(3.57)	(1.54)	(4.74)	(0.78)
Fair value changes of the conversion features of the Convertible bonds	0.01	(0.13)	(0.35)	(0.05)
Accretion of interest of the Convertible bonds	(0.25)	(0.29)	(0.35)	(0.06)

Net loss contributed to shareholders per ADS - Basic	(3.81)	(1.96)	(5.44)	(0.89)

ADS (Basic)	84,451,184	84,622,274	84,674,691	84,622,274

	For three months ended			Annualized for the three months ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2012	June 30, 2013	September 30, 2013
Non-GAAP Return on Equity	-9.62%	-6.27%	-22.21%	-38.48%	-25.08%	-88.84%
Fair value changes of the conversion features of the Convertible bonds	1.21%	0.47%	1.94%	4.84%	1.88%	7.76%
Accretion of interest of the Convertible bonds	-0.60%	-1.01%	-1.38%	-2.40%	-4.04%	-5.52%

GAAP Return on equity	-9.01%	-6.81%	-21.65%	-36.04%	-27.24%	-86.60%